

Mail Stop 4561

November 16, 2016

Frank Addante
Chief Executive Officer
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

> **Re:** **The Rubicon Project, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Form 8-K**
> **Filed November 2, 2016**
> **File No. 001-36384**

Dear Mr. Addante:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain Operational and Financial Measures, page 68

1. We note your tabular disclosure of Managed revenue (now referred to as Advertising spend) by inventory type and channel here and in your earnings releases and quarterly reports without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures or including the comparable GAAP measures in the same table.  This is inconsistent with Question 102.10 of the updated Compliance and

Disclosure Interpretations issued on May 17, 2016. Please describe the changes you expect to make to your presentation.

Critical Accounting Policies and Estimates, page 85

2. We note a significant increase in the amount of goodwill and intangible assets as a result of recent acquisitions. Please tell us your consideration of disclosing critical accounting policies for both goodwill and intangible assets. We refer you to Section V of SEC Interpretive Release 33-8350.

Consolidated Financial Statements

Note 2—Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 98

3. We note that you updated your revenue recognition policy to include transactions for which the Company manages campaigns on behalf of buyers, function as principal, and reports the related revenue on a gross basis. Please describe the significant terms of your arrangements and the extent of your involvement in a transaction between buyer and seller. Further, provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45. In addition, please clarify whether your accounting differs for guaranteed verses non-guaranteed advertising arrangements.

4. We note from your disclosures on page 28 that you experience requests from buyers and sellers for discounts, fee concessions or revisions and rebates. Please explain how you account for these discounts and describe how you classify them in your consolidated statements of operations.

Form 8-K filed on November 2, 2016

5. We note that you present non-GAAP net income and non-GAAP earnings per share. Please disclose the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services